EXHIBIT 99.1


Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")


ABRIDGED GROUP INTERIM RESULTS FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2004

Highlights
* Basic earnings per share growth of 68.7% to 503.7 cents per share
* Headline earnings per share growth of 59.8% to 536.9 cents per share
* Group net debt to equity reduced to 54.9%

Pretoria, South Africa - November 15, 2004, Telkom SA Limited (JSE and NYSE:
TKG), South Africa's largest communications group announces results for the six months ended September 30, 2004.
Statement by Sizwe Nxasana, Chief Executive Officer:
"Telkom continues to create value for all its stakeholders by delivering strong financial and operational results. This consistent performance has facilitated the repayment of a large portion of the Group's debt and enabled it to invest significantly in its people and its marketplace, while improving efficiencies and securing opportunities for future growth.
Our strategy of customer centricity, operational excellence and commitment to develop a sustainable marketplace has enabled us to compete effectively. We are confident of the relevance of this strategy in a more liberalised market and that Telkom is well positioned to continue delivering value."

Consistently strong financial performance

The Group has delivered a strong set of financial results for the six months ended September 30, 2004 despite the high level of competitive pressure placed on the fixed-line business from the mobile sector, as well as the continued competitive pressures within the mobile business. Group operating revenue increased 7.4% to R21,520 million and operating profit increased 19.3% to R5,177 million for the six months ended September 30, 2004. EBITDA margins during the same period expanded to 40.3% compared to 39.6% in the comparative period, primarily as a result of the 41.8% EBITDA margin achieved in the fixed-line business.
Headline earnings per share grew 59.8% to 536.9 cents per share and basic earnings per share grew 68.7% to 503.7 cents. Strong earnings growth was delivered largely as a result of a 19.3% increase in operating profit and a 50.0% reduction in finance charges.
Cash from operating activities of R5,595 million facilitated the cash requirements for group capital expenditure of R2,075 million, the repayment of R2,300 million in net debt and the R1,688 million repurchase of Telkom shares. R3,927 million operating free cash was generated in the six month period, on the same level of the prior year six month period, despite the higher cash taxes paid and increased capital expenditure. Net debt decreased 27.3% to R12,424 million. The balance sheet was strengthened with net debt to equity of 54.9% at September 30, 2004, within the previously announced targeted range of 50% to 70%.

Operational data
                        Year ended
                          March 31          Six months ended September 30
In ZAR millions               2004        2003              2004          %
Fixed-line data
Fixed access lines
(thousands)                  4,821       4,812             4,870        1.2


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Total fixed-line
traffic (millions of
minutes)                    32,942      16,635            16,107      (3.2)
ADSL customers              20,313      11,522            36,716      218.7
Managed data network
sites                        9,061       7,979            10,849       36.0
Internet dial-up
customers                  142,208     111,364           174,679       56.9
Fixed-line employees
(excluding
subsidiaries)               32,358      33,828            31,270      (7.6)
Fixed lines per
fixed-line employee            149         142               156        9.9

Mobile data
Total customers
(thousands)                 11,217       9,592            13,487       40.6
South Africa
Mobile customers
(thousands)                  9,725       8,522            11,346       33.1
Mobile churn (%)              36.6        39.1              20.0     (48.8)
Mobile market share (%)         54          55                56          -
Total mobile traffic
(millions of minutes)       12,297       5,774             6,954       20.4
Mobile ARPU (ZAR)              177         179               165      (7.8)
Mobile employees             3,848       3,844             3,988        3.7
Mobile customers per
mobile employee              2,527       2,217             2,845       28.3
Other African countries
Mobile customers
(thousands)                  1,492       1,070             2,141      100.1
Mobile employees               761         645               915       41.9
Mobile customers per
mobile employee              1,961       1,659             2,340       41.0

OPERATIONAL OVERVIEW
Creating value through customer centricity and operational excellence

During the six months ended September 30, 2004 the Group made good progress on its strategy to create value. This strategy is based on three key imperatives - customer growth and retention; operational excellence and sustaining marketplace development. This strategy has enabled the Group to compete aggressively, anticipate and respond to evolving customer needs, develop innovative product solutions, better utilise its comprehensive assets and optimise its financial flexibility.
The fixed-line business posted modest growth in revenues, which was boosted by a strong adoption of data in consumer and small and medium business markets. Significant progress was made in improving the competitiveness of the fixed-line segment through wide-ranging programmes to reduce costs, improve employee efficiency and entrench a culture of innovation across all operations. These efforts have led to significant improvements in service levels and the overall customer experience.
Driven by strong customer growth in South Africa and other African countries, the mobile business sustained its robust growth. Vodacom continued to entrench its market leadership in South Africa and achieved a substantial increase in customers of 40.6% and a high level of gross connections for the six-month period of 3.5 million. A strong focus on customer care and retention resulted in contract churn reaching its lowest level ever in South Africa.
We continued to make solid progress in extracting synergies between the fixed-line and mobile businesses by expanding our joint retail distribution and customer payment collections. As we move into a more liberalised market place,


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we believe greater synergies between the fixed and mobile businesses will be made possible.

Driving greater adoption of data services across all markets

Telkom grew data revenue by 12.5% during the six-month period to September 30, 2004, and continued to establish itself as the data solution provider of choice. In the consumer and small business market, ADSL adoption accelerated as a result of extensive marketing campaigns and new value-added product and package launches. These include the expansion of the TelkomInternet powered by ADSL-service with a reduced-cost standard package, the introduction of economical access services for home users and the recent launch of a 4 Port Ethernet interface router and a 24-month ADSL contract bundled with a free modem. Internet dial-up subscribers grew 56.9% to 174,679 and continued efforts were made to offer greater value to customers through the launch of four packages. Telkom's partnership with Intel in trialing WiMAX, will enable future broadband demand to be captured, especially in areas where ADSL deployment is not feasible.
Telkom's drive to become the communications technology partner for corporate and business customers gained momentum as evidenced by the increasing penetration of value added data services such as data hosting and managed network care to corporate and business customers, resulting in 36% growth in managed data network sites.

Successful line retention and early market adoption of packages

Telkom continued to focus on connecting and reconnecting fixed-line customers through discounted offers and targeted campaigns, resulting in net line growth of 1.2% or 57,874 lines as a result of the growth in ISDN channels and prepaid lines. The prudent relaxing of selected credit management policies also contributed to the line growth.
Prepaid customers grew by 9.7% up to 885,698, during the six-month period to September 30, 2004. The prepaid service offering was enhanced with the inclusion of the ABSA ATM network as a new distribution channel for electronic recharge vouchers.
Total fixed-line traffic decreased 3.2% as a result of the acceleration of broadband adoption and the resultant loss in internet dial-up minutes. Excluding the loss of minutes to ADSL, total fixed-line traffic minutes increased an estimated 1.5%. Service take-up and network stimulation initiatives conducted during the six months under review included free talk-time promotions and awareness programmes promoting the value-for-money proposition of a fixed-line service.

Offering value-for-money and preparing for increased competition

In line with Telkom's strategy of delivering excellent service to customers at competitive prices, Telkom limited its overall tariff increases for its regulated basket to 2.2% in 2004, below Government's target inflation range of between 3% and 6%. In 2005 Telkom will increase its overall tariffs by 0.2% with international calls on average decreasing by 28% and long-distance calls by 10%. There is still a need to rebalance certain tariffs to eliminate any cross subsidisation and allow for effective competition in all areas going forward. Local peak calls will increase by 5.5% and monthly subscriptions will increase by 6.3%. Telkom is focused on offering value-for-money and we are increasingly launching bundled minute packages and calling plans such as XtraTime and Surf Anytime.

Investment in the next generation network


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Network evolution is a key imperative to transform Telkom from its TDM (Time
Division Multiplexed) network to an Internet Protocol (IP)-based Next Generation Network (NGN), capable of delivering converged services. By 2005, Telkom expects to have softswitching capability deployed in its national network to support VoIP solutions to provide advanced call control, hosted IP telephony and IP PBX solutions. In the PBX arena, Telkom already has a comprehensive offering, covering customer requirements in the market. Our investment in Operations Support Systems continued to realise benefits. Sustained progress on diverse projects in the areas of customer relationship management and service provisioning and assurance, have resulted in cost savings, improved customer service and increased efficiencies - especially in the automated workforce management arena. 2005 will see the continuation of the development of a strategic solution that will provide Telkom with a holistic customer management capability.

Driving operational excellence

Telkom remains focused on improving customer service and customer satisfaction levels. During the six-month period to September 30, 2004 the Group embarked on a country-wide drive to reposition and transform the Company's Customer Service Branches into world-class retail outlets, which has gained significant momentum. At the same time, we continued with the process of closing down non-viable outlets.
The National Network Operations Centre (NNOC) together with a world-class Data Centre, has significantly improved Telkom's ability to proactively respond to network problems that could potentially affect service quality. As a result of these investments, residential faults per thousand lines have declined by 9.8% since 2002, while business faults per thousand lines reduced by 11.7% since 2002.
The field force team, which delivers service to customers, achieved significant savings through a 16% reduction in the vehicle fleet, reduced dispatches driven by a reduction in repeat faults and theft and breakage incidents.
Telkom continued to focus on optimising its property portfolio through the relocation of employees from leased properties to owned properties and improvements in overall space utilisation.
Recognising the Group's improved levels of efficiency, productivity and customer service, Telkom was once again ranked among the top three companies in the categories for most admired South African company and most admired South African brand, in the 2004 Markinor-Sunday Times Top Brands survey. A further indication of improved service quality levels is the 2004 South African Satisfaction Index, in which Telkom scored 79% compared to a score of 74% in 2003.

Creating a skilled employee base

A committed and skilled employee base remains Telkom's most important competitive advantage. To maintain this leadership position and to align itself with changing market conditions and technology, Telkom has continued to invest substantially in building its skills base. During the period under review, R198 million (September 2003: R181 million) was spent on training and development of staff, totalling 100,842 training days. There has been a dedicated effort on furthering technical skills training (47,993 days) and a continued focus on advanced leadership development programmes as well as specific programmes aimed at developing technical skills among female employees. Telkom is actively involved in 16 Centres of Excellence at tertiary institutions across South Africa, involving a further 24 industry partners to promote post graduate research in communication technology and allied social sciences. After conducting a comprehensive health profile in 2003 among its employees, Telkom has launched an integrated wellness programme, "Thuso" (Sotho for "Help"). The programme includes voluntary counselling, testing and treatment to combat HIV/Aids and to provide care to employees in all their health-related needs.


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Telkom has an Agency for Career Opportunities, which provides career counselling, training and assistance to find alternative employment for affected employees. Only 0.3% of total employee losses were involuntarily retrenched during the six month period ending September 30, 2004.

Successfully defending leading mobile market position in South Africa

Vodacom has seen significant growth in South Africa over the past 10 years with more than 11 million customers at the end of September 2004, reinforcing the group's consistently optimistic view of the growth potential in this market. Vodacom South Africa added gross connections of 2.7 million, the highest level ever and maintained its leadership position, with an estimated 56% (September 30, 2003: 55%) market share. Vodacom continued to focus on customer care and retention, which saw contract churn at its lowest level ever at 8.6%.
A number of innovative new products and services were introduced during the six months, with the focus being on prepaid product offerings, which included fully itemised billing, prepaid passport, a new 4U Super Six starter pack, enhanced Vodago Super Six starter pack and airtime transfer. Vodacom grew data revenues by 14.5% to R586 million. (50% share is R293 million). The signing of the Vodafone Affiliate Partner agreement announced in November 2004 allows Vodacom full access to the Vodafone Live! offering. Vodacom plans to launch a commercial 3G service in December 2004 and the agreement will provide Vodacom with a distinct competitive advantage in the mobile phone arena.

Over 2 million customers outside of South Africa

Vodacom grew its customer base in other African countries by 100.1% to 2.1 million (September 30, 2003: 1,1 million). Vodacom Tanzania entrenched its position as market leader with 952,000 customers, despite very challenging market conditions, and extended its market share to 58%. Congo grew its market share to 48% and its customer base to 903,000 and expects substantial further growth from this market given the low level of mobile penetration of 3.3%. The investment in Mozambique is slowly making inroads with 164,000 customers.

The Regulatory environment

The new policy announcements by Minister Matsepe-Casaburri on September 2, 2004 in terms of deregulating the market were earlier than our expectations based on the delays in the SNO licensing process and historical policy pronouncements by representatives of Government. However, the substance of the policy decisions is in line with our original expectations and we welcome the certainty around the introduction of competition. The Minister stated that the rationale for the acceleration of competition in certain segments is to stimulate growth in the ICT sector and reduce the cost of telecommunications. In summary the new policy announcements address 5 key areas:
* The self provision of facilities by the mobile operators;
* The expansion of licensing for the provision of payphone services;
* The carrying of voice by value added network service providers (VANS);
* Telkom no longer being the sole provider of facilities to VANS; and
* The resale of Private Telecommunication Network facilities.
We believe that the policy announcements have given rise to several regulatory uncertainties that will require clarification prior to February 2005. The Minister stated her intention to make further announcements relating to service-based competition, the Convergence Bill and the ICT BEE charter. On the issue of service-based licenses, our interpretation is that VANS cannot provide voice services to the general public and therefore in accordance with Section 32(a) of the Telecommunications Act the Minister may announce her intentions relating to the further licensing of PSTS licenses, including at least one service based license. While there are several network access issues to be resolved, we believe the Telecommunications Act does not allow for unbundling of the local loop for at least 2 years from the date the SNO is licensed.


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In terms of the Telecommunications Act, Telkom was required to present the results of its retail and wholesale activities to ICASA, using a specific cost allocation methodology set out in a Chart of Accounts and Cost Allocation Manual (COA/CAM). Telkom delivered its audited regulatory financial statements to ICASA by the due date of September 30, 2004.
On November 8, 2004 a Government Gazette was issued with the proposed changes to the Telkom's price control and inviting comments on the proposal. In summary ICASA is proposing the following:
* CPIX, rather than CPI, to be used in the price control;
* The productivity factor X to be set at 4% CPIX;
* Installation and rental of ADSL to be included in the basket;
* The 5% maximum price increase above CPIX to apply to all residential services, business installation and line rentals, all ADSL services and leased services up to 2 MBPS;
* The termination portion of the fixed to mobile tariff to be excluded from the basket.
While a filing for 2005 will be done in November 2004 in terms of the current price control, a filing in accordance with the new price control will be done one month after the promulgation of the new regulation, for the remainder of the 2005 year.

Black Economic Empowerment (BEE)

As a South African company, BEE is an important growth imperative for Telkom. The group recognises the need for the creation of a sustainable marketplace by enlarging the domestic market to support ongoing revenue and profit growth. During the six-month period to September 30, 2004 Telkom directed R2.3 billion (September 30, 2003: R1.9 billion) to BEE suppliers, representing 60.3% of the Company's total procurement spend. The amount spent on black small, medium and micro enterprises (SMMEs) to provide core and non-core services totalled R416 million.
Telkom was the first company in South Africa to launch an Enterprise Development and Affirmative Procurement programme, which enables new black companies to grow their businesses into more profitable ventures. Through Telkom's Centre for Learning, SMMEs are trained in `Building Entrepreneurial Capacity', a programme provided with the support of the National African Federated Chamber of Commerce (NAFCOC). Other highlights of the programme include early payment to selected black SMME suppliers and advice and training on Telkom's tender process. During the six month period, training was provided to 552 black suppliers.
Telkom has broad-based equity ownership with almost 99,000 retail shareholders and approximately 4.5 million shares currently being held by Khulisa shareholders. At September 30, 2004, based on a share price of R73.60, R230 million equity value had been created for the current Khulisa shareholders. Telkom has started an education programme to address the challenge of increasing the public's knowledge on equity share ownership.
Telkom and Vodacom were actively involved in the development of the BEE Charter for the ICT sector. The final draft was released in November 2004 with finalisation expected in late 2004 or early in 2005.
Share repurchase, employee share ownership and dividends
At September 30, 2004 the company had repurchased 23.6 million shares amounting to R1.8 billion (including costs) which are currently being held as treasury shares. Instead of issuing new shares, the company intends on using some of the shares repurchased for the Telkom Conditional Share Plan (TCSP). In July 2004,
3.0 million shares were granted to employees through the TCSP. Shares granted to management each year will vest on the third anniversary of the grant date, while one-third of the shares granted to non-management employees will vest each year over a three year period, from the second anniversary of the grant date. As previously communicated, Telkom aims to pay steadily growing annual dividends and therefore will not declare an interim dividend.

Strategic direction


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Going forward, our focus will be on greater customer centricity in core fixed-line markets and looking for new growth in selected markets. Specifically, we will look to accelerate the uptake of our extensive range of internet, broadband and VPN offerings. We will continue to focus on growing our mobile customer bases and maintaining our market leadership position.
In an increasingly competitive environment, market-specific customer relationship management and investment in new technologies will ensure we continue to meet evolving customer needs. We will enhance the capability and responsiveness of our business and operational support systems to ensure we have the necessary flexibility to affect greater service delivery.
To deliver on all of these objectives we will continue to invest in the development of skills and entrench a culture of operational excellence among employees. We remain cognisant that the success of our strategy depends on a thriving marketplace and we will continue to play an active role in its development by investing in socio-economic transformation.

GROUP PERFORMANCE

Group operating revenue

Group operating revenue increased 7.4% to R21,520 million (September 30, 2003:
R20,036 million) in the six months ended September 30, 2004. Fixed-line operating revenue, after inter-segmental eliminations, increased 2.1% primarily due to solid growth in data services. Mobile operating revenue, after inter-segmental eliminations, increased 23.7% primarily due to customer growth. Group operating expenses
Group operating expenses increased 3.9% to R16,476 million (September 30, 2003:
R15,859 million) in the six months ended September 30, 2004 due to increased operating expenses in the mobile segment. This was partially offset by a 3.5% decrease in the fixed-line operating expenses (before inter-segmental eliminations) primarily due to reduced depreciation, amortisation, impairments and write-off of assets, services rendered, operating leases and payments to other operators, partially offset by an increase in employee expenses. The increase in mobile operating expenses of 25.1% was primarily due to increased competition resulting in increased incentive costs and expenses to support customer growth as well as increased payments to other network operators due to increased outgoing traffic. Mobile depreciation, amortisation, impairments and asset write-offs increased 32.7% as a result of the R237 million impairment of Vodacom Mozambique assets (R237 million represents 100%, Telkom consolidates 50%).

Investment income

Investment income consists of interest received on short-term investments and bank accounts. Investment income decreased 22.1% to R134 million (September 30, 2003: R172 million) largely as a result of lower interest received due to a decrease in interest rates, partially offset by higher average balances held in investment and bank accounts. Investment income has been reclassified to exclude interest on trade and other receivables, which is included in "other income".

Finance charges

Finance charges include interest paid on local and foreign borrowings, amortised discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses. Finance charges decreased 50.0% to R936 million (September 30, 2003: R1,871 million) due to a 31.5% decrease in interest expense to R898 million (September 30, 2003: R1,311 million) and a 93.2% decrease in group net fair value and exchange losses on financial instruments to R38 million (September 30, 2003: R560 million). The decrease in interest expense was primarily due to lower balances on local loans.


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Taxation

Consolidated tax expenses increased 66.1% to R1,550 million (September 30, 2003:
R933 million) in the six months ended September 30, 2004. The consolidated effective tax rate for the six months ended September 30, 2004 was 35.4%, (September 30, 2003: 35.4%). Telkom Company's effective tax rate was 25.1% (September 30, 2003: 28.3%). The lower effective tax rate for Telkom Company in the six months ended September 30, 2004 was primarily due to dividends received from Vodacom and the raising of a deferred tax asset on the unutilised Secondary Taxation on Companies (STC) credits. Vodacom's effective tax rate was 43.4% (September 30, 2003: 35.9%). The higher effective tax rate for Vodacom is largely as a result of the STC payable on the interim dividend of R1,600 million (September 30, 2003: R600 million) declared by Vodacom.

Net profit and earnings per share

Net profit increased 66.4% (September 30, 2003: 158.2%) to R2,768 million (September 30, 2003:
R1,663 million) in the six months ended September 30, 2004. Group basic earnings per share increased 68.7% (September 30, 2003: 158.2%) to 503.7 cents (September 30, 2003: 298.5 cents) and group headline earnings per share increased 59.8% (September 30, 2003: 171.1%) to 536.9 cents (September 30, 2003: 335.9 cents).

GROUP BALANCE SHEET

Solid operating performance across the Group combined with strict cost discipline has resulted in a strengthened balance sheet. Net debt, after financial assets and liabilities, decreased 27.3% to R12,424 million (September 30, 2003: R17,085 million). The balance sheet at September 30, 2004 strengthened, resulting in a net debt to equity ratio of 54.9% from 85.5% at September 30, 2003. The group intends to maintain a targeted range of between 50% to 70%.
In addition to the 3.2 million shares that were repurchased before March 31, 2004, an additional 20.4 million shares were repurchased during the six months ended September 30, 2004. The total value of all shares repurchased, including shares bought back in March 2004, amounted to R1,812 million (including costs). Repurchases to date have been funded from available cash resources.
Interest bearing debt, including credit facilities utilised, decreased 17.3% to R16,168 million (September 30, 2003: R19,553 million) in the six months ended September 30, 2004. In the period ended September 30, 2004, loans repaid, finance lease capital repaid and the increase in net financial assets exceeded loans raised by R2,300 million. The Group's repayments in the six months ended September 30, 2004 included a repayment of R2,299 million of the Telkom TL08 local bond.
During July 2004, Moody's upgraded Telkom's rating from Baa3 to Baa1, with a stable outlook. S&P's rating has remained the same at BBB-.

GROUP CASH FLOW

Cash flows generated from operating activities increased 12.5% to R7,041 million (September 30, 2003: R6,256 million) and cash from operations decreased 3.0% as a result of the increased cash taxes and dividends paid. Cash flows utilised in investing activities increased 20.2% to R2,275 million (September 30, 2003:
R1,893 million) primarily due to higher capital expenditure in both businesses and the repurchase of shares by the Group.

GROUP CAPITAL EXPENDITURE


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Group capital expenditure increased 17.7% (September 30, 2003: 24.9% decrease)
to R2,075 million (September 30, 2003: R1,763 million) and represents 9.6% of group revenue (September 30, 2003: 8.8%), below the group's announced guidance of maintaining annual capital expenditure in the range of 12% to 15% of group revenues, which is typical of the first half of the year.

Auditors' review report

The condensed consolidated interim financial statements, from which the abridged results have been derived, were reviewed by our auditors Ernst & Young. Their unqualified review report is available for inspection at the company's registered office. Through their report, the auditors have emphasised the change in accounting policy on mobile activation revenue and costs.
The condensed consolidated interim financial statements are available on Telkom's Investor Relations website and the Company's registered office, and will be sent to shareholders.

Outlook

There is no change to the current year outlook. We believe our robust fixed-line data and mobile revenue growth will offset the voice volume pressure and low effective tariff increases. We aim to make an incremental improvement on our group EBITDA margin from the adjusted base of 38%, despite the higher than forecast levels of mobile competitive pressures. While both the mobile and fixed-line businesses focus capital spend on new technologies, we intend containing capital spend within a range of 12%-15% of group revenue. We believe the group will continue to generate strong free cash flow. We are committed to growing our annual dividend and returning the remaining controllable cash to shareholders if we are within our targeted debt to equity ratio and there are no earnings accretive acquisitions that meet our strategic objectives and investment criteria.
N E Mtshotshisa                                                      S E Nxasana
Non-executive chairman                                   Chief executive officer
November 15, 2004

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in item 3 of Telkom's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (SEC) and our other filings with the SEC, available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom's ability to reduce expenditure, customer non-payments, theft and bad debt; the outcome of arbitration or litigation proceedings with Telcordia Technologies Incorporated and others; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates; our ability to retain key personnel; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking


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statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.

Abridged consolidated interim income statement
for the six months ended September 30, 2004
                                Audited
                              March 31,     September 30,     September 30,
                                   2004              2003              2004
                    Notes            Rm                Rm                Rm
Operating revenue       2        40,681            20,036            21,520
Other income                        255               161               133
Operating expenses               31,691            15,859            16,476
Employee expenses                 7,408             3,646             3,855
Payments to other
operators                         5,985             2,939             3,056
Selling, general
and administrative
expenses                          7,857             4,047             4,631
Ser vices rendered                2,269             1,122             1,022
Operating leases                    923               500               419
Depreciation,
amortisation,
impairment and
write-offs                        7,249             3,605             3,493
Operating profit                  9,245             4,338             5,177
Investment income                   322               172               134
Profit before
finance charges                   9,567             4,510             5,311
Finance charges                   3,264             1,871               936
Interest                          2,488             1,311               898
Foreign exchange
and fair value
effect                              776               560                38
Profit before tax                 6,303             2,639             4,375
Taxation                          1,711               933             1,550
Profit after tax                  4,592             1,706             2,825
Minority interests                   69                43                57
Net profit for the
year/period                       4,523             1,663             2,768
Basic earnings per
share (cents)           5         812.0             298.5             503.7
Diluted earnings
per share (cents)       5         812.0             298.5             502.9
Headline earnings
per share (cents)       5         863.6             335.9             536.9
Diluted headline
earnings per share
(cents)                 5         863.6             335.9             536.0
Dividend per share
(cents)                 5          90.0                 -             110.0

Abridged consolidated interim balance sheet
for the six months ended September 30, 2004
                                Audited
                              March 31,     September 30,     September 30,
                                   2004              2003              2004

                    Notes            Rm                Rm                Rm
Assets
Non-current assets               42,427            41,623            41,692
Property, plant and
equipment               7        39,024            39,185            38,080
Investment
properties                           32                 -                26
Intangible assets                   580               352               593
Investments                       1,567             1,270             1,660
Deferred expenses       1           380               329               415
Deferred taxation                   844               487               918
Current assets                   11,093             9,913            11,455
Other financial
assets                            1,089             1,234             1,053
Short-term
investments                         168                48                51
Current portion of
deferred expenses       1            32                26                38
Inventories                         520               584               621
Trade and other
receivables                       6,066             6,312             6,589
Cash and cash
equivalents             8         3,218             1,709             3,103
Total assets                     53,520            51,536            53,147
Equity and
liabilities
Capital and reserves             22,058            19,987            22,622
Share capital and
premium                 9         8,293             8,293             8,293
Treasury shares         9         (238)                 -           (1,812)
Compensation reserve   10             -                 -                21
Non-distributable
reserves                            104                38               298
Retained earnings                13,899            11,656            15,822
Minority interests                  200               207               243
Non-current
liabilities                      16,787            17,548            13,448
Interest bearing
debt                   11        12,703            13,981             9,000
Deferred taxation                 1,266               748             1,475
Deferred revenue        1           380               329               415
Provisions                        2,438             2,490             2,558
Current liabilities              14,475            13,794            16,834
Credit facilities
utilised                8           422               812               998
Trade and other
payables                          6,007             4,630             5,287
Shareholders for
dividend                              7                 -                 7
Current portion of
deferred revenue        1         1,377             1,109             1,476
Current portion of
interest bearing
debt                   11         4,051             4,760             6,170
Current portion of
provisions                        1,658             1,849             1,407
Income tax payable                  460               159             1,077
Other financial
liabilities                         493               475               412
Total equity and
liabilities                      53,520            51,536            53,147

Abridged consolidated interim statement of changes in equity for the six months ended September 30, 2004
                                Audited
                              March 31,     September 30,     September 30,
                                   2004              2003              2004
                                     Rm                Rm                Rm
Balance at April 1               18,348            18,348            22,058
Acquired distributable reserves
from minorities of
Vodacom Congo (RDC) s.p.r.l.          -                 -             (117)
Acquired non-distributable
reserves from minorities of
Vodacom Congo (RDC) s.p.r.l.          -                 -                56
Net profit for the year/period    4,523             1,663             2,768
Transfer to non-distributable
reserves*                           189                73               121
Transfer from retained
earnings*                         (189)              (73)             (121)
Foreign currency translation
reserve                            (83)              (31)                 7
Fair value adjustment on
investments                           9                 7                10
Treasury shares                   (238)                 -           (1,574)
Dividend declared                 (501)                 -             (607)
Compensation reserve                  -                 -                21
Balance at March 31,
September 30                     22,058            19,987            22,622

Abridged consolidated interim cash flow statement
for the six months ended September 30, 2004
                                Audited
                              March 31,     September 30,     September 30,
                                   2004              2003              2004
                    Notes            Rm                Rm                Rm
                                 13,884             5,771
Operating activities                                                  5,595
Cash receipts from
customers                        40,520            19,896            21,052
Cash paid to
suppliers and
employees                      (24,750)          (13,640)          (14,011)
Cash generated from
operations                       15,770             6,256             7,041
Interest received                   479               259               214
Finance charges paid            (1,255)             (549)             (296)
Dividend paid                     (548)              (26)             (607)
Taxation paid                     (562)             (169)             (757)
Investing activities            (5,423)           (1,893)           (2,275)
Proceeds on
disposal of
property,
plant and equipment                  52                 9                 6
Proceeds on
disposal of
investment                           29                 -                55
Acquired net cash
from the
minorities of
Vodacom Congo (RDC)
s.p.r.l.               17             -                 -                 6
Additions to
property, plant and
equipment                       (5,187)           (1,763)           (2,195)
Intangible assets
acquired                           (61)              (54)                 -
Additions to other
investments                       (331)              (85)              (22)
Acquisition of
subsidiaries           16            75                 -             (125)
Financing activities            (6,481)           (3,810)           (3,988)
Purchase of treasury
shares                            (102)                 -           (1,688)
Loans raised                      1,732             1,619               640
Loans repaid                    (7,428)           (5,077)           (2,845)
Finance lease
capital repaid                      (5)                 -               (5)
Increase in net
financial assets                  (678)             (352)              (90)
Net
increase/(decrease)
in cash
and cash equivalents              1,980                68             (668)
Net cash and cash
equivalents
at beginning of the
year                                837               837             2,796
Effect of foreign
exchange rate
differences                        (21)               (8)              (23)
Net cash and cash
equivalents
at end of the
year/period             8         2,796               897             2,105

Notes to the abridged consolidated interim financial statements for the six months ended September 30, 2004

1. Basis of preparation and accounting policies
 The condensed consolidated interim financial statements from which the abridged results have been derived, have been prepared in accordance with AC127/IAS34:
Interim Financial Reporting and comply with the South African Companies Act, 1973. The accounting policies of the Group applied in the presentation of the condensed consolidated interim financial statements for the six month period ended September 30, 2004 are consistent with those applied in the financial statements for the year ended March 31, 2004 with the exception of IFRS2:
Share-based Payment, IFRS3: Business Combinations, IAS36: Impairment of Assets (revised) and IAS38: Intangible Assets (revised) that have been applied from April 1, 2004 and the changes to revenue recognition as disclosed further in this note. The results of the interim period are not necessarily indicative of the results for the entire year and these reviewed financial statements should be read in conjunction with the audited consolidated financial statements for the three years ended March 31, 2004.
 The preparation of the consolidated interim financial statements requires Telkom's management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
 The following are significant accounting policies that differ from those disclosed at March 31, 2004:

Share-based Payments
With effect from April 1, 2004 the Group has applied the requirements of IFRS2:
Share-based Payment. On the date of adoption the Group did not have any unvested grants of equity instruments. Therefore, IFRS2 has been applied to grants made on or after April 1, 2004.
 The grants of equity instruments, made to employees in terms of the Telkom Conditional Share Plan, are classified as equity-settled share-based payment transactions. The expense relating to the services rendered by the employees, and the corresponding increase in equity, is measured at the fair value of the equity instruments at their date of grant based on the market price at grant date, adjusted for the lack of entitlement to dividends during the vesting period. This compensation cost is recognised over the vesting period, based on the best available estimate at each balance sheet date of the number of equity instruments that are expected to vest.
 The effect of the adoption of this accounting policy in the current period is an increase of R21m in employee expenses and R21m in the compensation reserve (Note 10).

Change in accounting policy
 The Group changed its accounting policy in respect of mobile activation revenue and costs prompted by United States Accounting guidance as detailed in the Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, as this Standard provides further guidance on revenue recognition in terms of AC111/IAS18: Revenue. The revised accounting policy results in activation revenue and costs being deferred and recognised ratably over the average expected life of the customer. The excess of the costs over revenues is expensed immediately. Previously, activation revenue and costs were recognised upon activation by the customer.
 The Group restated its disclosure for the period/year ended September 30, 2003 and March 31, 2004 to reflect the deferral of activation revenue and costs. The change in accounting policy does not impact the Group's results or cash flow information for the six months ended September 30, 2003 and March 31, 2004. The following table reflects the changes to the condensed consolidated interim financial statements:

                                                March 31,     September 30,
                                                     2004              2003
                                                       Rm                Rm
Income statement
Revenue - Mobile                                    (114)              (57)
Selling, general and administrative expenses        (114)              (57)
Balance sheet
Deferred tax asset                                    124               107
Deferred tax liability                                124               107
Deferred expenses                                     380               329
Current portion of deferred expenses                   32                26
Deferred revenue                                      380               329
Current portion of deferred revenue                    32                26

Comparative figures
Certain comparative figures has been reclassified in accordance with current period classifications and representations. These re-classifications have no effect on the prior year net profits. The current period classification will closely resemble the nature of transactions within the Group's operating structure.

                                     Audited
                              March 31,     September 30,     September 30,
                                   2004              2003              2004
                                     Rm                Rm                Rm

2. Operating revenue             40,681            20,036            21,520
Fixed-line                       30,443            15,134            15,455
Mobile                           10,238             4,902             6,065
Fixed-line                       30,443            15,134            15,455
Subscriptions, connections
and other usage                   5,024             2,466             2,611
Traffic                          18,313             9,221             8,978
Domestic (local and long
distance)                         9,680             4,907             4,730
Fixed-to-mobile                   7,321             3,658             3,628
International (outgoing)          1,312               656               620
Interconnection                   1,441               645               719
Data                              4,787             2,325             2,618

Directories and other               878               477               529

3. Restructuring expenses
(included in employee
expenses)                           302               120               144
The Group recognises the cost of restructuring activities associated with management's plan to right-skill and align the size of its workforce to a comparable level for telecommunication companies.
The total number of employees affected by the restructuring is 896 (September 30, 2003: 694, March 31, 2004: 1,633).
These employees include operating personnel, product development and corporate staff.

4. Impairment and
write-offs (included in
depreciation,
amortisation, impairment and
write-offs)                         350               259               228
Property, plant and equipment       350               259               179
Licence                               -                 -                49

At September 30, 2004 Vodacom Group assessed the carrying values of the assets of VM, S.A.R.L. (Vodacom Mozambique) in accordance with the requirements of IAS36. The recoverable amount of these assets has been determined based on the fair value of the assets less cost of disposal. The fair value of the assets was obtained from a knowledgeable, willing party on an arm's length basis, based on the assumption that the assets would be disposed of on an item by item basis. The amount with which the carrying amount exceeded the recoverable amount is recognised as an impairment loss. The impairment of Vodacom Mozambique's assets of R118m consists of R69m for property, plant and equipment and R49m for the licence.
The remaining costs represent individual assets written-off, none of which are individually material.

5.  Earnings per share
Basic earnings per share
The calculation of earnings per share is based on net profit for the period/year of R2,768m (September 30, 2003: R1,663m, March 2004: R4,523m) and 549,500,398
(September 30, 2003: 557,031,819, March 31, 2004: 556,994,962) weighted average number of ordinary shares in issue.

Diluted earnings per share
The calculation of diluted earnings per share is based on earnings for the period/year of R2,768m (September 30, 2003: R1,663m, March 2004: R4,523m) and 550,377,860 diluted weighted average number of ordinary shares (September 30, 2003: 557,031,819, March 31, 2004: 556,994,962). The adjustment in the weight-
ed average number of shares is as a result of the maximum future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Headline earnings per share
The calculation of headline earnings per share is based on headline earnings of R2,950m (September 30, 2003: R1,871m, March 31, 2004: R4,810m) and 549,500,398
(September 30, 2003: 557,031,819, March 31, 2004: 556,994,962) weighted average number of ordinary shares in issue.
                                Audited
                              March 31,     September 30,     September 30,
                                   2004              2003              2004
                                     Rm                Rm                Rm

Reconciliation between
earnings and headline
earnings:
Earnings as reported              4,523             1,663             2,768
Adjustments:
(Profit)/loss on disposal of
investment                         (25)                 1              (10)
Profit on sale of property,
plant and equipment                (19)              (10)               (8)
Impairment of assets                149               149               118
Property, plant and equipment
write-offs                          201               110               110
Goodwill amortisation                73                35                 -
Tax and outside shareholder
effects                            (92)              (77)              (28)
Headline earnings                 4,810             1,871             2,950



The disclosure of headline earnings is a requirement of the JSE Securities Exchange South Africa and is not a recognised measure under US GAAP. Diluted headline earnings per share
The calculation of diluted headline earnings per share is based on headline earnings of R2,950m (September 30, 2003: R1,871m, March 31, 2004: R4,810m) and
550,377,860 (September 30, 2003: 557,031,819, March 31, 2004: 556,994,962)
weighted average number of ordinary shares in issue. The adjustment in the weighted average number of shares is as a result of the maximum future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Dividend per share

The calculation of dividend per share is based on dividends paid of R607m (September 30, 2003: Rnil, March 31, 2004: R501m) declared on June 3, 2004 and 551,509,083 (September 30, 2003: 557,031,819, March 31, 2004: 557,031,819)
number of ordinary shares issued. The reduction in the number of shares represents the number of Treasury shares held on date of declaration.
Dividend per share (cents)         90.0                 -             110.0

6. Net asset value per share
(cents)                         3,982.7           3,588.1           4,240.6
The calculation of net asset value per share is based on net assets of R22,622m (September 30, 2003: R19,987m, March 31, 2004: R22,058m) and 533,465,571
(September 30, 2003: 557,031,819, March 31, 2004: 553,846,083) number of ordinary shares in issue.

7. Property, plant and
equipment
Additions                         5,307             1,763             2,075

A major portion of this capital expenditure relates to the expansion of existing networks and ser vices.

8. Net cash and cash equivalents  2,796               897             2,105
Cash and bank balances            1,219               648             1,379
Short-term deposits               1,999             1,061             1,724
Cash shown as current assets      3,218             1,709             3,103
Credit facilities utilised        (422)             (812)             (998)
Undrawn borrowing facilities      2,995             2,468             3,422

The undrawn borrowing facilities are unsecured, bear interest at a rate linked to prime, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity.

Borrowing powers
To borrow money the directors may mortgage or encumber Telkom's property or any part thereof and issue debentures, whether secured or unsecured, whether outright or as security for debt, liability or obligation of Telkom or any third party. For this purpose the borrowing powers of the directors are unlimited.

9. Number of shares in issue
557,031,817 (September 30, 2003: 557,031,817, March 31, 2004: 557,031,817)
ordinary shares of R10 each.
1 (September 30, 2003: 1, March 31, 2004: 1) Class A ordinary share of R10. 1 (September 30, 2003: 1, March 31, 2004: 1) Class B ordinary share of R10.

The directors have been given authority by the shareholders to buy back the Company's own shares up to a limit of 20% of the current issued share capital. At September 30, 2004, 23,566,248 (September 30, 2003: Nil), March 31, 2004:
3,185,736) ordinary shares in Telkom were held by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited as Treasury shares.

10. Compensation reserve              -                 -                21
The compensation reserve represents the cumulative amount of the equity-settled share-based payment transactions recognised in the income statement during the vesting period of the equity instruments granted to all employees in terms of the Telkom Conditional Share Plan.
The shareholders of Telkom approved the Telkom Conditional Share Plan at the January 27, 2004 Annual General Meeting. The scheme covers both operational and management employees and is aimed at giving shares to Telkom employees, at Rnil exercise price, at the end of the vesting period, provided they are still employed by Telkom. Vesting for the share award to operational employees is 0% at the end of year one and 33% at the end of each of the three years thereafter. The shares awarded to management employees will vest in full after three years. Telkom and its employees shared an understanding of the terms and conditions on August 8, 2004, the grant date of the first allocation to employees in terms of the Telkom Conditional Share Plan. The ultimate number of shares that will vest may differ based on certain individual and Company performance conditions being met. The related compensation expense is recognised over the vesting period of the shares granted, commencing on the grant date.

The following table
illustrates the movement of
the maximum
number of shares that will
vest to employees:
Granted during the period             -                 -         3,036,435

Forfeited during the period           -                 -          (62,815)
Outstanding at end of period          -                 -         2,973,620
The fair value of the shares
granted has been calculated
by an
actuary using a market share
price of R77,50 at grant
date, and
adjusted for a 2,6% dividend
yield. The principal
assumptions
used in calculating the
expected number of shares
that will
vest are as follows:
Employee turnover (%)                 -                 -                10
Meeting specified performance
criteria (%)                          -                 -               100
At September 30, 2004 the
estimated total compensation
expense
to be recognised over the
vesting period was R161m, of
which
R21m was recognised in
employee expenses for the
period.

                                Audited
                              March 31,     September 30,     September 30,
                                   2004              2003              2004
                                     Rm                Rm                Rm
11. Interest bearing debt
Current portion of interest
bearing debt                      4,051             4,760             6,170
Local debt                        3,628             4,356             1,671
Foreign debt                        408               394             4,480
Finance lease                        15                10                19
Long-term portion of interest
bearing debt                     12,703            13,981             9,000
Local debt                        7,355             8,438             7,287
Foreign debt                      4,166             4,419               528
Finance lease                     1,182             1,124             1,185

Movements in borrowings for
the six-month period
ended September 30, 2004 are
as follows:
Repayments
The TL08 locally registered bond with a nominal value of R2,299m at March 31, 2004 was redeemed on May 31, 2004. The redemption was financed with cash flow from operations. The extended credit facility to Vodacom Congo (RDC) s.p.r.l. and the revolving credit facility to Vodacom Congo (RDC) s.p.r.l. with a nominal value of R155m and R156m, respectively, at March 31, 2004 was refinanced with a medium-term loan provided by Standard Bank London Limited and RMB International (Dublin) Limited.

Loan raised
A medium-term loan that amounts to US$180m (Group share: US$90m) was provided by Standard Bank London Limited and RMB International (Dublin) Limited, which was used to refinance the credit facilities of Vodacom Congo (RDC) s.p.r.l.

Repayment/refinancing of current portion of interest bearing debt.

The repayment/refinancing of R6,170m of the current portion of interest bearing debt will depend on the market circumstances at the time of repayment. Management believes that sufficient funding facilities will be available at the date of repayment/refinancing.

12. Commitments
Capital commitments authorised    7,151             4,665             5,066
Fixed-line                        4,566             3,152             3,226
Mobile                            2,585             1,513             1,840
Commitments against
authorised capital
expenditure                         439             1,130             1,156
Fixed-line                           88               227               445
Mobile                              351               903               711
Authorised capital
expenditure not yet
contracted                        6,712             3,535             3,910
Fixed-line                        4,478             2,925             2,781
Mobile                            2,234               610             1,129

Management expects these commitments to be financed from internally generated cash and other borrowings.
Interception of Communications and Provision of Communication-related Information Act ("the Act") The Act was assented and published on January 22, 2003, but will only become effective at some point in the future, the date of which is currently uncertain. Due to the fact that certain provisions of the Act are still being finalised, a reliable estimate of capital and operating costs that will potentially be incurred in order to comply with the provisions of the Act, cannot be estimated at this stage.

Service providers
The Vodacom Group has committed as part of its strategy to acquire its customer bases from certain independent ser vice providers. Should all conditions be met, Vodacom's commitments in this regard are estimated at R1,600m (Group share:
R800m).
Capital commitments of the mobile segment were restated for the six months ended September 30, 2003 to include capital expenditure approved by the Board of Directors for the 2004 financial year.

13. Contingencies
The Group exposure is 50% of the following item:
Econet Wireless Limited
Effective April 1, 2004 Vodacom International Limited ("VIL") entered into a five year management agreement with VEE Networks Limited ("VEE"), (formerly Econet Wireless Nigeria Limited), subject to the right of termination in favour of each of the parties. In terms of the agreement, VIL would have managed VEE's cellular network operations in Nigeria for a fee which is based on VEE's turnover. VEE would have been allowed to use the Vodocom logo and brand name. VIL also had the intention to acquire an equity stake in the business of VEE.

However, on May 31, 2004, VIL and VEE mutually agreed to terminate the management agreement entered into on April 1, 2004. VIL will continue to provide technical support to VEE for a period of up to six months. VIL has also decided not to pursue an equity stake in the business of VEE. Vodacom is further also a defendant in certain legal proceedings with Econet Wireless Limited related to its activities in Nigeria. The outcome or extent of any claims against Vodacom, should Vodacom not be successful in defending these claims, is unknown.

Telcordia
There has been no significant development with respect to Telcordia litigation since March 31, 2004

Negative working capital ratio
At each of the financial periods ended September 30, 2004, September 30, 2003 and the year ended March 31, 2004 the Group had a negative working capital ratio.
A negative working capital ratio arises when current liabilities are greater than current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.

14. Segment information
The inter-company
transactions are reflected as
net and are thus
eliminated against segment
results:
Business segment
Consolidated revenue             40,681            20,036            21,520
Fixed-line                       30,906            15,355            15,733
To external customers            30,443            15,134            15,455
Intercompany                        463               221               278
Mobile                           11,625             5,590             6,755
To external customers            10,238             4,902             6,065
Intercompany                      1,387               688               690
Elimination                     (1,850)             (909)             (968)
Other income                        255               161               133
Fixed-line                          230               124               117
Mobile                               25                37                16
Consolidated operating profit     9,245             4,338             5,177
Fixed-line                        6,628             3,110             3,908
Elimination                         924               467               412
Mobile                            2,617             1,228             1,269
Elimination                       (924)             (467)             (412)
Net profit for the year/period    4,523             1,663             2,768
Fixed-line                        4,056             1,277             2,855
Elimination                       (137)               156             (388)
Mobile                            1,517               686               713
Elimination                       (913)             (456)             (412)

15. Related parties
Related party relationships
exist within the Group.
During the
year/period all transactions
were concluded at arm's
length.
Details of material
transactions and balances
with related
parties not disclosed
elsewhere in the condensed
consolidated
financial statements were as
follows:
With joint venture:
Vodacom Group (Proprietary)
Limited

Related party balances
Trade receivables                    42                41                47
Trade payables                    (250)             (248)             (250)
Related party transactions
Income                            (463)             (221)             (278)
Expenses                          1,387               688               690
Audit fees                            3                 -                 1
Interest received                  (11)              (11)                 -
With shareholder:
Thintana Communications LLC
Management fees                     154               104                49
Government
Revenue                         (1,866)             (925)             (987)
Trade receivables                   189               223               197
Employees
Other receivables                   114               112               108

With affiliates of directors:
Ms Mtshotshisa, the Chairperson of the Board of Directors, serves on the Board of Directors of Admiral Industries (Proprietary) Limited, which has a contract to supply Telkom with workwear. Telkom paid R1,556,979 for the period ended September 30, 2004 for these ser vices. The outstanding creditors balance at September 30, 2004 was R159,360.
Mr Sekano, the employee representative on Telkom's Board until September 18, 2004, is a chairman of Letlapa Security and a director of Telesafe Security. Letlapa Security owns an interest in Telesafe Security, a security company which provides physical security ser vices to Telkom. Telkom paid R16,047,028 to Telesafe for the period April 1, 2004 to September 18, 2004 for these ser vices. The outstanding creditors balance at September 18, 2004 was R3,302,781.

                                Audited
                              March 31,     September 30,     September 30,
                                   2004              2003              2004
                                     Rm                Rm                Rm

16. Acquisition of
subsidiaries, joint
ventures and minority
shareholders' interests
The following acquisitions
were made:
During the 2005 financial
year, a 100% shareholding in
Acajou Investments (Proprietary)
Limited for R100                                                          -

On April 16, 2004, Vodacom acquired an 85.75% interest in the equity of Smartcom (Proprietary) Limited through its 51% owned subsidiary, Smartphone SP (Proprietary) Limited. The purchase price of R78m (Group share: R39m) (including capitalised costs excluding dividend from Smartcom (Proprietary) Limited) was paid during April 2004. The company declared a dividend to its shareholders from pre- acquisition reserves on August 18, 2004. The dividend was paid on August 31, 2004.

17. Acquired reserves from minorities of Vodacom Congo (RDC) S.P.R.L.
The Vodacom Group has a 51% equity interest in Vodacom Congo (RDC) s.p.r.l. ("Vodacom Congo"), which commenced business on December 11, 2001. This investment is governed by a shareholders' agreement, which previously provided the minority shareholder with certain protective and participative rights and therefore, in terms of IAS31: Financial Reporting of Interests in Joint Ventures,Vodacom Congo was considered to be a joint venture resulting in it


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being proportionally consolidated in the financial statements for the year ended
March 31, 2004.
The Vodacom Group, in terms of the previous shareholders' agreement was, however, ultimately responsible for the funding of the operations of Vodacom Congo. The shareholders' agreement also gave Vodacom the right to appoint management and the majority of the board of the company. Vodacom also had a management agreement to manage the company on a day-to-day basis.
During the current financial year a new shareholders' agreement was negotiated which removed these participative rights, resulting in Vodacom Congo now being con- trolled and considered to be a 51% owned subsidiary of Vodacom from April
1, 2004. Vodacom's interest in the company is consolidated from this date in accordance with IAS27: Consolidated Financial Statements and Accounting for Investments in Subsidiaries.

18. Subsequent events
The directors are not aware of any matter or circumstance since the financial period ended September 30, 2004 and the date of this report, not other wise dealt with in the financial statements, which significantly affects the financial position of the Group.

Company registered office           Board of Directors
Telkom SA Limited                   NE Mtshotshisa (Chairman)
1991/005476/06                      SE Nxasana (CEO)
Telkom Towers North                 SM McKenzie (COO)*
152 Proes Street                    PL ZIM
Pretoria, 0002                      TPC Chikane
South Africa                        Tan Sri Dato'ir Md Radzi Mansor#
Private Bag X881                    T Mosololi
Pretoria                            M Mostert
                                    DD Tabata
                                    YR Tenza
                                    CL Valkin
                                    W Mashale (Company Secretary)
                                  * American # Malaysian
                                     Sponsor
                                    UBS South Africa (Proprietary) Limited